c


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D                            --------------------------------------------
                                                                                           OMB APPROVAL
                                                                          --------------------------------------------
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934             OMB Number:                        3235-0145
                           (AMENDMENT NO. __________)*                    Expires:                     August 31, 1999
                                                                          Estimated average burden
                            GSB FINANCIAL CORPORATION                     hours per form.........................14.90
                            -------------------------                     --------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   0003622631
                     --------------------------------------
                                 (CUSIP Number)

                                RONALD J. GENTILE
              Executive Vice President and Chief Operating Officer
                         Warwick Community Bancorp, Inc.
                                18 Oakland Avenue
                                Warwick, NY 10990
                            (914) 968-2206, ext. 210

   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 27, 1998
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  0003622631                                   Page 2 of 11 Pages
           ----------                                       --    --
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warwick Community Bancorp, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC - Working Capital of Warwick Community Bancorp, Inc
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      / /
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Warwick Community Bancorp, Inc. (Delaware)
-------------------------------------------------------------------------------
     NUMBER OF       7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY            Warwick Community Bancorp, Inc - 124,600  -  5.5%
      OWNED BY      ------------------------------------------------------------
        EACH         8      SHARED VOTING POWER
     REPORTING
       PERSON       ------------------------------------------------------------
        WITH         9      SOLE DISPOSITIVE POWER

                            Warwick Community Bancorp, Inc - 124,600  -  5.5%
--------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          124,600 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           /X/

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

                  The securities to which this Schedule 13D relate are the shares of Common Stock, par value $.01 per share (the "Shares"), of GSB Financial Corporation (the "Issuer"), a Delaware corporation having its principal executive offices at One South Church Street, Goshen, New York 10924.


ITEM 2.  IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed on behalf of Warwick Community Bancorp, Inc., a bank holding company organized under the laws of the State of Delaware ("WCB"). The principal business address of WCB is 18 Oakland Avenue, Warwick, New York 10990-0591.

                  The information called for by Item 2 with respect to WCB's directors and executive officers is set forth in Exhibit A attached hereto and incorporated herein by reference.

                  During the last five years, neither WCB nor, to the best of WCB's knowledge, any of the persons listed in Exhibit A hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in WCB or any of such persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Stock owned by WCB as of the date hereof was purchased by it for an aggregate price of $2,066,057. The funds for the purchase were derived from working capital of WCB. No part of the price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.


ITEM 4.  PURPOSE OF TRANSACTION

                  All Shares reported herein as beneficially owned by WCB were acquired for investment purposes. WCB may, from time to time, depending on general economic conditions, market prices for Shares, receipt of any necessary regulatory approval and other factors, (i) purchase additional Shares through open-market purchases, privately negotiated transactions or otherwise, and (ii) may dispose of Shares. In connection with the foregoing, WCB reserves the right to take any action which it deems appropriate, including any of the various actions described below, subject to applicable laws, any required regulatory approval and other requirements.

                  Other than as indicated above, WCB does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such


                               Page 3 of 11 Pages
as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) WCB beneficially owns an aggregate of 124,600 Shares, or 5.5% of the 2,248,250 Shares outstanding on July 31, 1998, as reported by the Issuer in its most recent Form 10-Q, filed on August 14, 1998 for the fiscal quarter ended June 30, 1998. Two of WCB's directors, Frances M. Gorish and R. Michael Kennedy, respectively own 50 Shares and 1,100 Shares, which Shares were acquired independently of WCB's acquisition of Shares. WCB and Frances M. Gorish and R. Michael Kennedy are not acting as a group within the meaning of section 13(d)(3) of the Act.

                  (b) WCB has sole power to vote or to direct the vote of and has sole power to dispose or direct the disposition of 124,600 Shares. Frances
M. Gorish and R. Michael Kennedy have sole power to dispose or direct the disposition of their respective Shares.

                  (c) WCB acquired from broker-dealers operating in the over-the counter market 27,100 Shares of the Issuer within the past 60 days, on the dates and paid therefor in cash the prices set forth below. To the best knowledge of WCB, none of the persons listed on Schedule I hereto has effected any transactions in the Shares during the past 60 days.


         DATE                  NUMBER OF SHARES                 PRICE PER SHARE
         ----                  ----------------                 ---------------
       10/05/98                       4,000                         12 1/8
       10/07/98                       4,100                         12 1/8
       11/24/98                       1,000                         13 7/8
       11/27/98                      10,000                         13 3/4
       11/30/98                       6,000                         13 7/8
       12/04/98                       2,000                         13 7/8

                  (d)      Not applicable.

                  (e)      Not applicable.


                               Page 4 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth elsewhere in this schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among WCB and any other person or persons with respect to the Shares, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  By letter dated November 12, 1998, the Federal Reserve Bank of New York (the "FRBNY"), approved the notice filed by WCB pursuant to the Bank Holding Company Act of 1956, as amended, to acquire up to 9.9% of the outstanding Shares of the Issuer. Such approval is subject to commitments by WCB with respect to the Issuer set forth in the FRBNY's letter, the text of which is set forth on Exhibit B.


ITEM 7.  MATERIAL REQUIRED TO BE FILED AS EXHIBITS

         Exhibit A.        Information with respect to directors and
                           executive officers of WCB.

         Exhibit B. Text of letter dated November 12, 1998 from the Federal Reserve Bank of New York to WCB.

                               Page 5 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


December 7, 1998


                              WARWICK COMMUNITY BANCORP, INC.


                              BY:  /s/ RONALD J. GENTILE
                                   -------------------------------------
                                   RONALD J. GENTILE
                                   EXECUTIVE VICE PRESIDENT
                                     AND CHIEF OPERATING OFFICER



                               Page 6 of 11 Pages

                                ITEM 2: EXHIBIT A
                                -----------------

                  DIRECTORS OF WARWICK COMMUNITY BANCORP, INC.
                  --------------------------------------------

    Timothy A. Dempsey
    President and Chief Executive Officer
*   36 Waterbury Road
    Warwick, NY 10990
    Citizen - USA

    Ronald J. Gentile
    Executive Vice President and
       Chief Operating Officer
*   30 Newport Bridge Road
    Warwick, NY 10990
    Citizen - USA

    Frances M. Gorish
    Retired
*   24 High View Avenue
    Florida, New York 10921
    Citizen - USA

    R. Michael Kennedy
    Real Estate Investment and Management
    Kennedy Companies
*   20 Millers Lane
    Warwick, New York 10990
    Citizen - USA

    Fred M. Knipp
    President and Chief Executive Officer
    Warwick Valley Telephone Company
**  47 Main Street
    Warwick, New York 10990
    Citizen - USA

    Emil R. Krahulik
    Attorney at Law
    Beattie & Krahulik
**  2 Bank Street
    Warwick, New York 10990
    Citizen - USA

    Thomas F. Lawrence, Jr.
    Retired
*   82 Maple Drive
    Warwick, New York 10990
    Citizen - USA

    Henry L. Nielsen, Jr.
    President
    Nielsen Construction Company
*   128 Park Lane
    Warwick, New York
    Citizen - USA

    John W. Sanford III
    President
    John W. Sanford & Son, Inc.
    Insurance Agency
**  68 Main Street
    Warwick, New York 10990
    Citizen - USA

    Robert N. Smith
    President
    Lazear-Smith and Vander-Plaat
       Memorial Home
    Lazear-Smith Funeral Home
**  17 Oakland Avenue
    Warwick, New York 10990
    Citizen - USA



                               Page 7 of 11 Pages

                          EXECUTIVE OFFICERS OF WARWICK
                          -----------------------------
                             COMMUNITY BANCORP, INC.
                             -----------------------

    Timothy A. Dempsey
    President and Chief Executive Officer
*   36 Waterbury Road
    Warwick, NY 10990
    Citizen - USA

    Ronald J. Gentile
    Executive Vice President and Chief Operating Officer
*   30 Newport Bridge Road
    Warwick, NY 10990
    Citizen - USA

    Arthur W. Budich
    Senior Vice President
*   34 Post Road
    Monroe, NY 10950
    Citizen - USA

    Laurence D. Haggerty
    Senior Vice President
*   198 West Shore Trail
    Sparta, NJ 07871
    Citizen - USA

    Donna M. Lyons
    Senior Vice President/Auditor
*   2353 Route 44-55
    P.O. Box 16
    Gardiner, NY 12525
    Citizen - USA

    Barbara A. Rudy
    Senior Vice President
*   23 Olde Wagon Road
    Warwick, NY 10990
    Citizen - USA

    Nancy L. Sobotor-Littell
    Corporate Secretary
*   76 Maple Avenue
    Warwick, NY 10990
    Citizen - USA

*        Home Address
**       Business Address


                               Page 8 of 11 Pages

                                ITEM 7: EXHIBIT B
                                -----------------


                                        November 12, 1998




Mr. Timothy A. Dempsey
President & Chief Executive Officer
Warwick Community Bancorp, Inc.
18 Oakland Avenue
Warwick, New York 10990

                  We are pleased to inform you that the Federal Reserve Bank of New York, acting under authority delegated by the Board of Governors of the Federal Reserve System (the "Board") at Section 265.1(c)(11) of its Rules Regarding Delegation of Authority, today has approved the notice filed by Warwick Community Bancorp, Inc. ("WCB"), for prior approval, pursuant to Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), to acquire up to 9.9 percent of the common stock of GSB Financial Corporation, Goshen, New York ("GSB"), a savings and loan holding company which controls Goshen Savings Bank, Goshen, New York, a savings association within the meaning of the BHC Act. Enclosed is a copy of the press release related to this approval.

                  The proposed activities are described in the FEDERAL REGISTER notice of October 22, 1998 as follows:

                  . . . operat[ing] a savings association, pursuant to ss. 225.28(b)(4)(ii) of Regulation Y.

                  The activities appear to be of the kinds determined by the Board, in Section 225.28(b)(4) of Regulation Y, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

                  In reaching this determination, the Reserve Bank has relied upon all of the commitments and representations made by WCB in connection with this notice, including, but not limited to, the following:

                  WCB has committed that it will not, without the Federal Reserve's prior approval:

         (A) Exercise or attempt to exercise a controlling influence over the management or policies of GSB or any of its subsidiaries;

         (B) Have or seek to have any employee or representative serve as an officer, agent, or employee of GSB or any of its subsidiaries;

         (C) Take any action causing GSB or any of its subsidiaries to become a subsidiary of WCB or any of its subsidiaries;


                               Page 9 of 11 Pages

         (D) Acquire or retain shares that would cause the combined interest of WCB or any of its subsidiaries and its officers, directors, and affiliates to equal or exceed 10 percent of the outstanding voting shares of GSB or any of its subsidiaries;

         (E) Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by management or board of directors of GSB or any of its subsidiaries;

         (F) Attempt to influence the dividend policies or practices of GSB or any of its subsidiaries;

         (G) Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of GSB or any of its subsidiaries;

         (H) Attempt to influence the loan and credit decisions or policies of GSB or any of its subsidiaries, the pricing of services, any personnel decision, the location of any offices, branching, the hours of operation, or similar activities of GSB or any of its subsidiaries;

         (I) Dispose or threaten to dispose of shares of GSB or any of its subsidiaries in any manner as a condition of specific action or nonaction by GSB or any of its subsidiaries;

         (J) Enter into any other banking or nonbanking transactions with GSB or any of its subsidiaries, except that WCB may establish and maintain deposit accounts with any depository institution subsidiaries of GSB, provided that the aggregate balances of all such accounts do not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with GSB or any of its subsidiaries; or

         (K) Seek or accept representation on the board of directors of GSB or any of its subsidiaries.

                  Based on the foregoing and other considerations reflected in the record, this Reserve Bank has determined that the public interest factors which the Board is required to consider under Section 4(c)(8) of the BHC Act outweigh possible adverse effects. In taking this action, this Reserve Bank has relied upon the commitments and representations made by Notificant in the record of the notice.

                  This Reserve Bank's approval of this transaction is specifically conditioned upon compliance with all the commitments given in connection with this notice. For the purposes of this action, these commitments are considered to be conditions imposed in writing in connection with the approval of the notice, and, as such, may be enforced in proceedings under the Federal Deposit Insurance Act.

                  Approval is subject to the Board's authority to require reports by, and make examinations of, bank holding companies and their subsidiaries and to require such modification or termination of activities of a bank holding company or any of its subsidiaries as the Board finds


                               Page 10 of 11 Pages
necessary to assure compliance with, or prevent evasions of, the BHC Act, and the Board's regulations and orders issued thereunder.

                  Please advise us in writing promptly with the transaction is consummated, which should be no later than three months after the date of this letter, unless the latter date is extended by this Reserve Bank or the Board for good cause shown.

                                        Very truly yours,

                                        /s/ Jay B. Bernstein
                                        ----------------------------
                                            Jay B. Bernstein
                                            Bank Sueprvision Officer


Enclosure

cc:  Douglas J. McClintock, Esq.
     Thacher Proffitt & Wood

     Office of the Comptroller of the Currency

     Federal Deposit Insurance Corporation

     State of New York Department of Banking

     Board of Governors





                               Page 11 of 11 Pages